September 1, 2023

Cara Wirth

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EPWK Holdings Ltd.
Amendment No. 3 to Registration Statement on Form F-1 Filed August 1, 2023
File No. 333-269657

Dear Ms. Wirth,

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 23, 2023, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 4”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 4. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-1 Filed August 1, 2023

Risk Factors page 28

1.	We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We note the Staff’s comment and have included a separate risk factor to discuss the risks related to the potential rapid and substantial price volatility on page 61.

Compensation of Directors and Executive Officers, page 136

2.	Please update this disclosure to cover your most recently completed fiscal year. Refer to Item 6.B. of Form 20-F.

Response: We note the Staff’s comment and have updated this disclosure to cover the fiscal year ended June 30, 2023 on page 136.

Related Party Transactions, page 141

3.	We note your response to comment 2 regarding the requirements under Regulation S-X and ASC 850. However, Form F-1 requires the related party transaction disclosure in the prospectus to be up to the date of the prospectus. Please update this disclosure accordingly. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

Response: We note the Staff’s comment have updated this disclosure to cover the fiscal year ended June 30, 2023 on page 141.

General

4.	We note your disclosure throughout the prospectus that you will file with the CSRC within three working days of filing this registration statement in accordance with the requirements of the Trial Measures. Please update your disclosure throughout your prospectus to disclose the current status of your filing and the review process with the CSRC.

Response: We note the Staff’s comment and have updated the disclosure throughout the registration statement to disclose our filing and review process with the CSRC in detail.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
EPWK Holdings Ltd., Chief Executive Officer

cc: Fang Liu Esq., VCL Law LLP